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02055250

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Menzies Gold Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4536 FISCAL YEAR 6/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 10/8/02

82-4536

02 OCT -7 AM 9:14

AR/S
6/30/02

MENZIES GOLD LTD

ABN 98 009 075 861

2002 Annual Report

Contents

Corporate Directory

Directors	Paul Anthony Ingram	(Managing Director)
	Steven Bradley Bremen	(Executive Director)
	Robert Graham Anderson	(Non-Executive Director)
	Jan Bloemraad	(Non-Executive Director)
	Werner Ulrich	(Non-Executive Director)
	Gerda Bloemraad	(Alternate Director)
Company Secretaries	Susmit Shah	
	Lisa Rowe	
Registered Office & Principal Place of Business	122 Kewdale Road	
	Kewdale, WESTERN AUSTRALIA 6105	
	Telephone:	(61-8) 9353 7200
	Facsimile:	(61-8) 9353 7222
	Email:	info@menziesgold.com.au
	Web site:	www.menziesgold.com.au
European Office	Menzies Gold SA	
	Les Longschamps 34	
	CH-2068 Hauterive/Neuchatel, SWITZERLAND	
	Telephone:	(41-32) 754 10 93
	Facsimile:	(41-32) 754 10 94
	Email:	orgold@bluewin.ch
Share Registry	Advanced Share Registry Services	
	7th Floor, 200 Adelaide Terrace	
	Perth WESTERN AUSTRALIA 6000	
	Telephone:	(61-8) 9221 7288
	Facsimile:	(61-8) 9221 7869
Auditors	Ernst & Young	
	Level 34, Central Park	
	152-158 St. George's Terrace	
	Perth, WESTERN AUSTRALIA 6000	
Stock Exchange Listings	Australian Stock Exchange Limited (Share Trading Symbol MZG)	
	Stock Exchange Berlin, GERMANY (Share Trading Symbol MZI)	
Depositary Receipts	American Depositary Receipts (Share Trading Symbol MZILY)	
	Sponsored by Deutsche Bank AG	
	7/F, 4 Albany Street	
	New York, NY 10006 USA	

Operations Review

Overview

The last twelve months have been of major importance in the Company's future direction. At the beginning of the 2002 financial year, with the spot price for gold showing little obvious sign of improving, the Company made a decision to withdraw from exploration work in South East Asia, and seek cashflow opportunities in Australia in the resources sector. The gold price in Australian Dollars was still attractive, and the decline of exploration interest in Australia, combined with the consolidation of the Australian resource sector, had resulted in opportunities for investment by junior companies.

A decision was made to become involved in gold production and not focus purely on exploration. In simple terms, the criteria for new project acquisition was that the project needed to have proven and indicated reserves to enable profitable mining as well as considerable exploration upside to allow the resource base to expand.

By December 2001, the Company had identified a privately owned gold project in the Murchison Province of Western Australia that fitted well with the targeting criteria that Menzies was seeking. Subsequently, Menzies announced an agreement to acquire 100% of the company holding the rights to the project, King Solomon Mines Ltd (KSM).

On the 15th of April 2002, gold production was commenced on the project, referred to as the King Solomon Mines Operation. The mine is situated only four hours drive north-northeast of Perth, the Western Australian capital, and two and a half hours east of the major port of Geraldton. The existing treatment plant, a conventional CIP operation, has a designed capacity of 300,000 tonnes of ore per year. All infrastructure was in place at the time of acquisition, including a complete fifty man camp, tailings dam and required permitting. The site also has access to the station airstrip, situated one kilometre from the plant. Since operations have commenced, the Company has continually upgraded the facility with plant improvements and expanded onsite accommodation.

The initial operational projections were based on a three stage approach, outlined in the table below:

PROJECT STAGES

Stage 1	Recommissioning of gold treatment plant and mining of open pit gold deposits to produce 26,000 ounces of gold. Concurrent feasibility study on the Deflector gold / copper deposit and Rothsay to be completed by December 2002.
Stage 2	Upgrading of the gold treatment plant and development of the Deflector gold / copper project and Rothsay mine. (Upgrading refers to the addition of a flotation circuit to the existing facility).
Stage 3	Development of additional gold and gold / copper resources along with further exploration activities.

Operations Review (continued)


420 000mE
450 000mE
6 840 000mN
6 810 000mN
Indian Ocean
Western Australia
King Solomon Mines Operations
Geraldton
Kalgoorlie
PERTH
500 Km
20°
30°
120°
130°
Deflector Lineament
River Fault
Golden Stream
Plant Site
Deflector
Michaelangelo
Rocksteady
Brandy Hill
10 kilometres
LEGEND
Granite
Gearless Well Trachyandesite
Budkadoo Gabbro
Greenstones
Metasediments
Dolerite dyke
Fault
Fold axis
Tenement boundary
MENZIES GOLD LTD.
GEOLOGICAL SKETCH OF
KING SOLOMON MINES
OPERATIONS

Figure 1. Regional geological setting of the King Solomon Mines Operation showing tenement outlines.

Operations Review (continued)

Withdrawal from SE Asian Exploration

In mid 2001, Menzies Gold Ltd reassessed its position as a gold explorer in the South East Asian region, which was the primary focus for the Company's activities for over ten years. The reasons for this decision were complex, and the Directors took the view that the Company required a stable cashflow base to allow growth through exploration. The focus remained with gold.

A number of opportunities were assessed, and the region that offered the most potential was in Western Australia. Using industry contacts, the Company was able to identify the King Solomon Mines Project as offering the best potential to produce cashflow as well as forming an entry point for the Company into the exciting Western Australian gold industry.

The basic "filtering" criteria that were used in identifying the project were:

- A project that is at or near to a positive cashflow position.
- Sound tenure with substantial upside for additional discoveries.
- Technical staff with mining and production experience.

Acquisition of King Solomon Mines

The King Solomon Mines Project is situated in the Archaean Murchison Gold Province in Western Australia (Figure 1). The project can be divided into the following components:

- Processing Plant, equipment and infrastructure.
- Open cut mining (from several pits)
- Underground mining
- Exploration and upside potential

Following a complete due diligence in late 2001, Menzies was satisfied that the project could generate substantial free cashflow through to late 2004, and had a diverse geological setting to offer a number of exploration opportunities for primarily gold, with additional base metals and PGE potential.

Corporate Philosophy – A Two Staged Approach

1. Cashflow from gold production

The Company intends to build up gold reserves on the Project by diligent exploration. In order to fund this exploration, as well as seek other opportunities in the gold sector, the Company will build on its existing resource base.

Since the Company commenced production in April 2002, the total reserve/resource figure has remained much the same and the entire focus was to bring several small open cuts into production. Although cashflow from the first quarter (April to June 2002) was lower than anticipated, a modestly increasing cashflow is expected during the final two quarters of the 2002 calendar year.

2. Exploration leading to development

As growth of the operation relies on successful exploration, Menzies will put a strong emphasis on exploration over the coming twelve months. This work will be initially focussed near the planned operational centres of Deflector, Michaelangelo-Rocksteady, and later Rothsay. Other areas are also targeted, but the expansion of our resource base will be of prime importance.

King Solomon Mines Operation – Geology

The known mineralisation is located within the Archaean Gullewa Greenstone Belt, in the Murchison Province of the Yilgarn Craton. The main elements of the regional geology are shown in Figure 1.

The stratigraphic sequence at the King Solomon Mines Operation consists of:

- an upper association of clastic sediments, including shale, sandstone, and conglomerate;
- intermediate and felsic volcanic rocks; and
- a lower group of mafic and ultramafic greenstones with minor local banded iron formations.

In the main lobe of the belt, the strata are folded into an East trending synform with the clastic sediments in the core. A North trending fault, the Salt River Lineament, dissects the Eastern section of the belt. Northeast trending structures splay off the western side of the Salt River Lineament, and appear to control much of the gold mineralisation.

Granitic rocks surround the greenstone, and small granite and felsic porphyries intrude the greenstone. Proterozoic dolerite dykes cut both the greenstone and granite. Several gold prospects are closely related to porphyries and aeromagnetic and drilling data suggest blind intrusions may occur at shallow depth below or close to other prospects. A stock of mildly alkaline trachyandesite (the Gearless Well intrusion) occurs immediately southeast of the Deflector deposit, and intermediate biotite-porphyry dykes affiliated with this body are widespread.

Proterozoic dolerite dykes cut the greenstones and granites with a variety of trends including east west, north south and northeast. The east-west dykes are part of the normal pattern of the whole Yilgarn Block. Northeast trending dykes are characteristic of the Murchison Province; some of them follow northeast trending shears, which control the distribution of gold deposits. The north-south dyke trend is characteristic of the western margin of the Yilgarn Block. The project area is only 70 kilometres from this margin (the Darling Fault Zone).

Most of the greenstone belt is covered by remnants of the Tertiary laterite blanket, or by broad swathes of Quaternary alluvium and colluvium. The bedrock geology of these areas is known only from aeromagnetic surveys and drilling.

Tertiary and Quaternary alluvium and colluvium cover most of the older rocks.

Production

Opencuts (Stage One)

Gold production was commenced on the Brandy Hill deposit in April 2002. The Brandy Hill operation was a joint venture with Julia Mines, whereby the Company paid a A$2.50 per tonne royalty to Julia for each tonne of ore removed from the mining lease. In April through to May 2002, ore was mined from the Brandy Hill pit and from reserves stockpiled near the plant, with a total of 84,307 tonnes mined and treated, returning 4,964 oz gold. Operating cost of production was slightly higher than budgeted for, due to a lower than expected grade (2.59g/t vs 2.91 g/t) and lower gold recoveries (90% vs 93%). In June 2002 the production was from the Michaelangelo opencut. Mining at Michaelangelo was planned for two stages, with Stage One completed in late July, and Stage Two planned for commencement in October 2002. The Rocksteady opencut will be developed and mined during August and September, 2002.

The mine scheduling and reserve planning for these small opencut goldmines requires experienced mining and processing personnel, as such small deposits cannot afford the luxury of intensive reserve drilling and metallurgical testing. Once the technical side of the orebodies is known, the cashflow projections are integrated into the overall production schedule. The whole aim of the current opencut development is to generate sufficient cashflow and operational expertise to move onto the main underground deposit at Deflector.

Main Projects (Stage Two)

Deflector

The Deflector resource currently stands at:

Open Pit: 91,000 tonnes @ 4.7g/t Au and 1.52% Cu
Underground: 308,000 tonnes @ 5.9g/t Au and 2.7% Cu

within which the Company plans to produce 71,000 ounces of gold and 8,000 tonnes of copper through to the end of 2004.


9 800mE
10 000mE
GN
MN
100 metres
480N Shoot
Flat-lying ?supergene gold
19 400mN
Central Lode
Contact Lode
Possible extension not drilled
300N Shoot
West Lode
Flat-lying ?supergene gold
West Branch
19 200mN
LEGEND
Metabasalt
Spinifex textured metabasalt
Siltstone
Biotite porphyry
Lode
Supergene gold
Fault
120N Shoot
South Central Lode
19 000mN
MENZIES GOLD LTD.
KING SOLOMON MINES
DEFLECTOR PROJECT
Bedrock Geology at 260m

Figure 2. Geology of the Deflector area, King Solomon Mines Operation showing the three main mineralised zones.

Operations Review (continued)

The deposit is a steeply dipping brittle fracture system developed in massive basalts, located on the north-eastern edge of the Gearless Well Intrusion (Figure 1). The gearless Well Intrusion is a trachy-andesitic intrusion, with evidence to suggest that the age is much younger than the surrounding Archaean meta-sediments. The copper and gold association at Deflector is different to the other known deposits in the region, and requires much more detailed exploration work to truly assess the potential. It has unusually high gold, often occurring as gravity recoverable free gold, set in a mixture of copper and gold mineralisation.

A total of 402 reverse circulation (RC) drillholes and 15 diamond drillholes totalling 23,000 metres have been drilled at Deflector. The RC drillholes have given better data integrity due to the larger sample and the effect of "flushing" fines out during diamond coring. There was also a nugget effect with coarse gold that was better addressed by the larger RC samples. Deflector West has been thoroughly drill tested to a vertical depth of 70 metres and very lightly drilled to 160 metres. The Central and Contact Lodes are adequately tested to only 60 metres. None of the lodes have been closed off either at depth or along strike.

Metallurgical work on the deposit to date indicates that the ore would respond well to conventional treatment (gravity and flotation) and more intense metallurgical work is planned for October-November 2002 to optimise the most suitable treatment method for the deposit.

Deflector will form the core cash producer for the Company through to at least the end of 2004. The unusual geological setting of the deposit combined with the large area of untested and anomalous geochemistry in and around the Gearless Well Intrusive, makes the Deflector area an exciting exploration project.


GRID WEST
WEST LODE
CENTRAL LODE
CONTACT LODE
GRID WEST
OXIDISED COPPER ZONE
CHALCOCITE COPPER ZONE
PRIMARY CHALCOPYRITE ZONE
25 metres
LEGEND
MENZIES GOLD LTD.
KING SOLOMON MINES
DEFLECTOR PROJECT
Cross Section 19300mN

Figure 3. Cross section of the three mineralised zones at Deflector showing ore intercepts.

Rothsay

During the last quarter, Menzies completed a metallurgical drilling programme at the Rothsay gold deposit, in the Murchison region. Rothsay, which was mined as an opencut and underground operation in the mid to late 1980's, is a joint venture between Menzies, Thundelarra Exploration Ltd and Central West Gold NL. The terms of the joint venture are:

On the completion of the Phase One Programme (infill drilling, metallurgical studies and along strike exploration), Thundelarra has earned a 70% interest in the project from the current holders, Central West Gold NL. Menzies then has the right to earn 50% of Thundelarra's equity in the project by completing a Final Feasibility Study by May 2003 and to commence production by November 2003. Menzies may earn up to 65% interest in the project, subject to Central West's decision to contribute to project costs or dilute. Thundelarra's 35% equity will be free carried during the feasibility study and carried to commencement of production. The carried expenditure will be refunded from 70% of Thundelarra's cash inflow from the project.

The ore from Rothsay will be treated through the Menzies' gold treatment plant at the King Solomon Mines Operation, which will be upgraded to handle ore from the Deflector Mine as well as Rothsay.

Operations Review (continued)

There is considerable exploration upside at Rothsay, with a number of lode systems untested. As well, the immediate extensions of the main Rothsay lode have not been adequately tested, both along strike and down dip. The old Rothsay mine has excellent potential to be developed as a high-grade operation, utilising selective mining practices

The Rothsay Project is part of an overall strategy to acquire deposits in the Murchison region that require underground mining expertise and/or specialist metallurgical treatment. Rothsay has both of these requirements, and the current programme has been designed to test the suitability of blending high grade (+11g/tAu) ore from Rothsay with the Deflector ore to give a gold rich copper concentrate.

In August 2002, Menzies drilled five precollared diamond drillholes into the Rothsay lode, to test an area below the previous workings, and to infill resource drilling conducted by other operators. The programme was successful both in obtaining sufficient diamond drillcore to allow thorough metallurgical testwork, and also in more clearly defining areas to mine.

Exploration (Stage Three)

The prime focus of Menzies' work over the next two years will be to upgrade the existing resource base to provide further growth opportunities for the Company. The existing tenements of the King Solomon Mines Operation cover some 280 sq kms, and within the tenements, a number of deposit styles are evident. The two areas that will be receiving exploration focus are:

- Michaelangelo – Rocksteady
- Gearless Well (Deflector)

Work done to date by a number of exploration groups, whilst being of good quality, failed to address important structural aspects that control the gold mineralisation. The Company will now fully readdress the earlier work and develop a more coherent strategy for exploration drilling with emphasis primarily on structure. This methodology is obviously enhanced by the excellent geological information coming from the development of the existing opencuts, and later, the underground operations.

Environmental

The Company has adhered to a strict environmental policy that has seen all practical environmental issues carefully addressed. The completion of the first stage of mining at Brandy Hill included full environmental rehabilitation of the dumps and topsoil replacement. The haul road to Brandy Hill will be maintained for later mining.

Tailings discharge and water monitoring is being continually carried out under the environmental guidelines. As the area has abundant fresh underground water, water management and discharge is considered to be vitally important. Liaison with the local landholders, local authorities and government departments has been an important aspect of the Company's start-up activities.

Health and Safety

All occupational health and safety procedures have been implemented and adhered to, resulting in zero reportable incidents during the first three months of operations.

Directors' Report

Your directors submit their report for the financial year ended 30 June 2002.

DIRECTORS

The directors in office at the date of this report are and at any time during the financial year have been:

Executive	Non-Executive
Paul Anthony Ingram	Robert Graham Anderson (appointed 20/03/02)
Steven Bradley Bremen (appointed 20/03/02)	Jan Bloemraad
Gerard Burkhardt (resigned 31/8/01)	Gerda Bloemraad (alternate to Jan Bloemraad)
	Werner Ulrich
	Michael William Atkins (resigned 27/11/01)

Directors were in office from the beginning of the financial year until the date of this report, unless otherwise stated.

PRINCIPAL ACTIVITIES

The principal continuing activities of the consolidated entity constituted by Menzies Gold Ltd and the entities controlled by it during the year consisted of production of and exploration for gold and other minerals within Western Australia. Specific details of exploration and other activities are presented in the Operations Review on pages 4 to 12.

EMPLOYEES

The consolidated entity employed 32 employees as at 30 June 2002 (2001: 22 employees).

RESULTS AND DIVIDENDS

Operating loss of the consolidated entity after providing for income tax and eliminating outside equity interests for the year ended 30 June 2002 was $1,272,937 (2001: $7,866,788). No dividends were paid during the year and the directors do not recommend payment of a dividend.

CORPORATE STRUCTURE

The Company is limited by shares and is incorporated in Australia.

REVIEW OF OPERATIONS

A review of operations of the consolidated entity during the financial year, the results of those operations and the likely developments in the operations of the consolidated entity in subsequent financial years are set out in the Operations Review at pages 4 to 12.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

The following significant changes in the state of affairs of the consolidated entity occurred during the financial year:

(i) On 31 August 2001, Menzies Gold Ltd issued a notice to its joint venture partner to withdraw from the Bau Gold Project in Sarawak, Malaysia, in which it had a 55% interest. The Company's withdrawal became effective on 30 September 2001. The Company does not retain any interest in the Bau Project, which it had been responsible for sole funding since 1994.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS (CONTINUED)

(ii) On 12 February 2002, 13,000,000 fully paid ordinary shares at 2.5 cents and 6,500,000 free attaching options exercisable at 4 cents on or before 31 March 2007, were issued raising $325,000. The funds raised from the issue of the shares were to pay the costs of due diligence in relation to the acquisition of King Solomon Mines Ltd ("KSM"), to replenish the Company's cash reserves following loan advances made to KSM as well as to assist in making further loan advances to KSM.

(iii) On 20 March 2002, 61,664,648 fully paid ordinary shares and 19,375,000 options exercisable at 4 cents each on or before 31 March 2007, were issued as partial consideration for the acquisition of 100% of the share capital of KSM. The remaining consideration for the acquisition of KSM was $1,800,000 payable on 16 September 2002. Menzies Gold Ltd was required to pay at least $900,000 in cash but the remaining $900,000 could be settled in any combination of cash and shares. The number of shares to be issued was to be determined by reference to the weighted average price of Menzies Gold Ltd's shares traded on ASX in the five trading days before election. For further information refer to 'Significant Events After The Balance Date' below.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

(i) On 16 September 2002, Menzies Gold Ltd made an election to settle the liability of $1.8 million to the vendors of its wholly owned subsidiary, KSM by an issue of 18,947,368 shares at an issue price of 4.75 cents per share to settle $900,000 with the remaining $900,000 payable in cash (the shares are to be allotted and issued on or around 31 October 2002). It has also secured agreement for the deferral of part of the remaining $900,000 liability, which is payable in cash. An amount of $272,323 was paid on 16 September 2002 and the remainder is payable in two instalments of $317,999 in December 2002 and $309,678 in March 2003. The deferred instalments will be subject to interest at the rate of 12% per annum. Refer to note 24.

(ii) On 26 September 2002, the Company allotted 11 million shares to raise $440,000. The funds will be used to:

- complete the acquisition of additional plant and equipment for the Murchison mine operations;
- commence studies for the development of the Deflector property, particularly with respect to plant upgrades that will be necessary for ore treatment;
- part settle the liability to KSM vendors; and
- augment general working capital.

LIKELY DEVELOPMENTS

In view of the speculative nature of activities carried on by the consolidated entity, it is not possible to comment on likely developments and expected results other than as already noted in the Operations Review.

INFORMATION ON DIRECTORS

Paul Anthony Ingram, B.App.Sc(Geol) MAusIMM (Managing Director)

Mr Ingram has in excess of 20 years experience as an exploration geologist throughout Australia and South East Asia in search of gold, base metals, tin, uranium and other commodities.

Interest in shares and options at the date of this report - 4,000 shares; 2,250,000 options

INFORMATION ON DIRECTORS (CONTINUED)

Steven Bradley Bremen B.App.Sc (Mining) MAusIMM (Executive Director)

Mr Bremen holds a degree in mining engineering and has over 25 years experience in gold and nickel mining in the Eastern goldfields of Western Australia and overseas.

Interest in shares and options at the date of this report – 542,404 shares; 150,000 options

Robert Graham Anderson (Non-Executive Director)

Mr Anderson is one of the founders of King Solomon Mines Ltd and has over 35 years experience in the mining industry. Mr Anderson has held positions from mining at the face to mine manager.

Interest in shares and options at the date of this report – 31,826,915 shares; 10,000,000 options

Jan Bloemraad M.Sc(Geol) (Non-Executive Director)

Mr Bloemraad is a geologist, who has explored for gold, uranium, base metals, tin, tungsten and other commodities in Canada, South America, Europe and the Far East. Presently, Mr Bloemraad is Vice President, Exploration, for Cameco Gold Inc.

Interest in shares and options at the date of this report - nil shares; 950,000 options

Werner Ulrich (Non-Executive Director)

Mr Ulrich, a resident of Switzerland, has spent his entire career in finance and portfolio management. He has held positions at various Swiss banks and has gained experience internationally in diverse fields as a Merchant Banker.

Interest in shares and options at the date of this report - 250,000 shares; 1,200,000 options

Gerda R. Bloemraad (Alternate director to Jan Bloemraad)

Ms. Bloemraad is a lawyer with a Masters Degree in Law from Leiden University in the Netherlands and a B.A. and L.L.B. degree from the University of Saskatchewan, Canada. Ms. Bloemraad is Legal Advisor/Administrator of Cameco Gold Inc. and responsible for the legal and corporate affairs of its exploration department, which includes negotiating and drafting domestic and international option, joint venture and other agreements and dealing with statutory and regulatory requirements. In addition, she provides legal and corporate advice to Cameco Gold's subsidiaries and affiliates.

Interest in shares and options at the date of this report - nil

CORPORATE GOVERNANCE STATEMENT

The board of directors of Menzies Gold Ltd is responsible for the corporate governance of the consolidated entity. The board guides and monitors the business and affairs of Menzies Gold Ltd on behalf of the shareholders by whom they are elected and to whom they are accountable.

This statement outlines the main corporate governance practices that have been established to ensure the board is well equipped to discharge its responsibilities. The board acknowledges the need for, and continued maintenance at the highest standards, of ethical conduct by all directors and employees of the Company. As there are no sub-committees, the board covers all areas of responsibility.

CORPORATE GOVERNANCE STATEMENT (CONTINUED)

Composition of the Board

The directors of the consolidated entity in office at the date of this statement are set out in the Directors' Report on page 13.

The composition of the board is determined in accordance with the following principles and guidelines:

- The board shall comprise at least 5 directors, increasing where additional expertise is considered desirable in certain areas. At present the board consists of 2 executive and 3 non-executive directors.

- The board should not comprise a majority of executive directors.

Directors should bring characteristics, which allow a mix of qualifications, skills and experience both nationally and internationally.

The board reviews its composition on an annual basis to ensure that the board has the appropriate mix of expertise and experience. When a vacancy exists, for whatever reason, or where it is considered that the board would benefit from the services of a new director with particular skills, the board selects appropriate candidates with relevant qualifications, skills and experience. External advisers may be used to assist in such a process. The board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders.

The chairman reviews the performance of all directors each year. Directors whose performance is unsatisfactory are asked to retire.

Since the resignation of Dr Burkhardt as chairman on 31 August 2001, the board has not appointed a new chairman. It is the board's intention to appoint a chairman in due course.

Independent Professional Advice

Each director has the right to seek independent professional advice at the Company's expense. However, prior approval of the chairman is required, which is not to be unreasonably withheld.

Remuneration

The board reviews the remuneration packages and policies applicable to the executive directors, senior executives and non-executive directors on an annual basis. Remuneration levels are competitively set to attract the most qualified and experienced directors and senior executives. Where necessary the board obtains independent advice on the appropriateness of remuneration packages.

External Auditors

The external auditors were appointed on 7 November 1997. The lead external engagement partner was last rotated in 2001 and is being rotated off during 2008.

DIRECTORS' MEETINGS

The number of meetings of the Company's directors and the number of meetings attended by each director during the year ended 30 June 2002 is:

	Number of meetings held during period of office	Number of meetings attended
Paul A. Ingram	8	8
Steven B. Bremen (appointed 20/03/02)	2	2
Robert G. Anderson (appointed 20/03/02)	2	2
Jan Bloemraad	8	5
Werner Ulrich	8	8
Gerda Bloemraad (alternate to Jan Bloemraad)	8	2
Michael W. Atkins (resigned 27/11/01)	3	3
Gerard Burkhardt (resigned 31/8/01)	2	2

There are no sub-committees of the Board

INDEMNIFICATION OF OFFICERS AND AUDITORS

The parent entity has not, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the parent entity or of any related body corporate against a liability incurred as such an officer or auditor.

SHARE OPTIONS

(a) No quoted options have been issued during the year.

(b) During the year and up to the date of this report 25,875,000 unlisted options were issued by the parent entity. These options are exercisable at 4 cents each on or before 31 March 2007.

(c) At the date of this report, there were 44,375,000 unissued ordinary shares under option (3,750,000 options exercisable at 30 cents each on or before 30 September 2003, 7,000,000 options exercisable at 20 cents each on or before 31 March 2005, 7,750,000 options exercisable at 20 cents each on or before 30 April 2005 and 25,875,000 options exercisable at 4 cents each on or before 31 March 2007).

No person entitled to exercise any option above has or had, by virtue of the option, a right to participate in any share issue of any other body corporate.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The terms 'director' and 'officer' have been treated as mutually exclusive for the purposes of this disclosure. The elements of emoluments have been determined on the basis of the cost to the Company and the consolidated entity.

Executives are those directly accountable and responsible for the operation, management and strategic direction of the Company and the consolidated entity. The levels of emoluments takes into account the individual's skills, experience and general market conditions. Emoluments are not directly related to the Company's performance but do take into account the Company's financial circumstances.

Details of the nature and amount of each element of the emolument of each director of the Company and the executive officer of the consolidated entity for the financial year are as follows:

Emoluments of directors of Menzies Gold Ltd and the consolidated entity

Name	Office	Salary & Fees $	Superannuation $	Other Benefits $	Total $
P A Ingram	Managing Director	150,002	3,601	5,202	158,805
S B Bremen	Executive Director	48,462	3,877	1,744	54,083
R G Anderson	Non-executive Director	-	-	-	-
J Bloemraad	Non-executive Director	-	-	-	-
W Ulrich	Non-executive Director	8,000	-	-	8,000
MW Atkins	Former Non-executive Director	9,350	-	-	9,350
G Burkhardt	Former Executive Chairman	15,414	-	18,413	33,827

Emoluments of the executive officers of Menzies Gold Ltd and the consolidated entity

Name	Office	Salary & Fees $	Superannuation $	Other Benefits $	Total $
L Macpherson	Chief Finance Officer	8,607	689	-	9,296
P Nash	Mine Manager	45,600	-	-	45,600
J Trenfield	Mill Superintendent	36,346	2,908	-	39,254

Executives are those directly accountable and responsible for the policy and strategic direction of the Company and the consolidated entity.

The category 'other benefits' includes the value of any non-cash benefits provided.

ENVIRONMENTAL REGULATIONS

The consolidated entity's exploration and production activities and those of its farm-in partners in Australia are subject to environmental regulations and guidelines operating in the licence area. There have been no significant known breaches of licence conditions in this regard during the year.

This report is made in accordance with a resolution of directors.

Paul Ingram.

P A Ingram
Managing Director

Perth, 27 September 2002

Statement of Financial Performance for the year ended 30 June 2002

	Notes	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Sales revenue	2	**2,766,790**	-	-	-
Cost of goods sold		**(2,084,574)**	-	-	-
Gross profit		**682,216**	-	-	-
Other revenues from ordinary activities	2	**46,179**	123,175	**181,314**	121,916
Borrowing costs	3	**(25,917)**	-	**(7,219)**	-
Employee expenses		**(337,231)**	(294,060)	**(243,526)**	(187,311)
Depreciation and amortisation expenses	3	**(129,594)**	(1,800)	**(14,264)**	(1,800)
Mineral tenement acquisition and exploration expenditure written off	3	**(11,304)**	(97,811)	**(11,304)**	(97,811)
Share of net losses of associate accounted for using the equity method		-	(573,071)	-	-
Other expenses from ordinary activities	3	**(1,497,286)**	(14,856,121)	**(1,267,460)**	(8,232,957)
Loss from ordinary activities before income tax expense		**(1,272,937)**	(15,699,688)	**(1,362,459)**	(8,397,963)
Income tax expense relating to ordinary activities		-	-	-	-
Net loss		**(1,272,937)**	(15,699,688)	**(1,362,459)**	(8,397,963)
Net loss attributable to outside equity interests		-	(7,832,900)	-	-
Net loss attributable to members of Menzies Gold Ltd		**(1,272,937)**	(7,866,788)	**(1,362,459)**	(8,397,963)
Basic loss per share (cents per share)	5	**(0.83)**	(6.01)		
Diluted loss per share (cents per share)	5	**(0.83)**	(6.01)		

Statement of Financial Position as at 30 June 2002

	Notes	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
CURRENT ASSETS					
Cash assets		**280,972**	1,561,962	**51,193**	1,043,308
Receivables	6	**591,772**	163,474	**513,326**	130,343
Inventories	7	**636,931**	1,617	**-**	-
TOTAL CURRENT ASSETS		**1,509,675**	1,727,053	**564,519**	1,173,651
NON-CURRENT ASSETS					
Receivables	6	**-**	-	**1,050,000**	1,250,000
Other financial assets	8	**252,800**	1,254,000	**3,828,318**	546,227
Plant and equipment	9	**2,639,031**	72,508	**144,114**	2,565
Exploration, evaluation and development expenditure	10	**5,703,112**	-	**-**	-
Other		**-**	2,205	**-**	-
TOTAL NON-CURRENT ASSETS		**8,594,943**	1,328,713	**5,022,432**	1,798,792
TOTAL ASSETS		**10,104,618**	3,055,766	**5,586,951**	2,972,443
CURRENT LIABILITIES					
Payables	11	**3,941,965**	97,027	**2,143,235**	126,507
Interest-bearing liabilities	12	**881,292**	-	**20,177**	-
Provisions	13	**28,670**	250,000	**-**	250,000
TOTAL CURRENT LIABILITIES		**4,851,927**	347,027	**2,163,412**	376,507
NON-CURRENT LIABILITIES					
Payables	11	**-**	-	**496,827**	-
Interest-bearing liabilities	12	**2,303,492**	-	**134,943**	-
TOTAL NON-CURRENT LIABILITIES		**2,303,492**	-	**631,770**	-
TOTAL LIABILITIES		**7,155,419**	347,027	**2,795,182**	376,507
NET ASSETS		**2,949,199**	2,708,739	**2,791,769**	2,595,936
EQUITY					
Parent entity interest					
Contributed equity	14	**55,034,388**	53,476,096	**55,034,388**	53,476,096
Reserves	16	**1,012**	1,012	**-**	-
Accumulated losses	16	**(52,086,201)**	(50,813,264)	**(52,242,619)**	(50,880,160)
Total parent entity interest		**2,949,199**	2,663,844	**2,791,769**	2,595,936
Total outside equity interests	17	**-**	44,895	**-**	-
TOTAL EQUITY		**2,949,199**	2,708,739	**2,791,769**	2,595,936

Statement of Cash Flows for the year ended 30 June 2002

	Notes	Consolidated		Parent Entity	
		2002	2001	**2002**	2001
		$	$	**$**	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		**2,817,938**	-	-	-
Payments to suppliers and employees		**(3,090,786)**	(603,188)	**(551,431)**	(593,193)
Interest received		**41,106**	123,175	**34,150**	121,916
Borrowing costs		**(25,917)**	-	**(7,219)**	-
GST received / (paid)		**(38,060)**	17,351	**45,527**	17,151
Receipts from proposed option agreement		**-**	240,000	**-**	240,000
Refund of receipts from proposed option agreement		**-**	(240,000)	**-**	(240,000)
Acquisition of mineral assets and exploration expenditure		**(189,665)**	(1,030,187)	**(11,304)**	(97,811)
Other		**-**	(7,457)	**3,152**	5,363
NET CASH FLOWS USED IN OPERATING ACTIVITIES	20(a)	**(485,384)**	(1,500,306)	**(487,125)**	(546,574)
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisition of plant and equipment		**(233,200)**	(11,070)	**(6,410)**	(2,186)
Loans to and investments in controlled entities		**-**	-	**(1,438,967)**	(1,008,217)
Loans to other entities		**(1,048,152)**	(250,000)	**-**	(250,000)
Loans from controlled entities		**-**	-	**496,827**	-
Loans repaid by controlled entities		**-**	-	**-**	67,218
Release of security deposits		**119,475**	-	**119,475**	-
Cash introduced on acquisition of subsidiary	20(e)	**73,185**	-	**-**	-
Proceeds from sale of plant and equipment		**5,073**	-	**5,073**	-
NET CASH FLOWS USED IN INVESTING ACTIVITIES		**(1,083,619)**	(261,070)	**(824,002)**	(1,193,185)
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash proceeds from issue of fully paid shares		**325,000**	-	**325,000**	-
Repayment of finance lease principal		**(67,213)**	(3,487)	**(7,367)**	-
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		**257,787**	(3,487)	**317,633**	-
NET DECREASE IN CASH HELD		**(1,311,216)**	(1,764,863)	**(993,494)**	(1,739,759)
Cash at the beginning of the financial year		**1,561,962**	3,292,195	**1,043,308**	2,715,198
Effect of exchange rate changes on cash		**30,226**	34,630	**1,379**	67,869
CASH AT THE END OF THE FINANCIAL YEAR	20(b)	**280,972**	1,561,962	**51,193**	1,043,308

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared on the basis of historical costs. All assets are stated at cost or written down to recoverable amount. The accounting policies adopted are consistent with those of the previous year and have been consistently applied by each entity in the consolidated entity except as otherwise indicated.

The following is a summary of the significant accounting policies adopted by the consolidated entity in the preparation of the financial report.

Going Concern

This report has been prepared on the basis that the consolidated entity is a going concern. The Company and consolidated entity's Statement of Financial Position shows deficiencies in working capital of $1,598,893 and $3,342,252 respectively and the Company and consolidated entity have incurred losses of $1,362,459 and $1,272,937 respectively during the year ended 30 June 2002. In addition, the consolidated entity has substantial non-current liabilities of $2,303,492 at 30 June 2002 of which $1,704,165 is repayable as cash flows from operations permit, but with a final settlement date of 20 March 2004.

The directors have determined that the development of and subsequent production of copper and gold from the Deflector property will generate sufficient surplus cash flows with which to settle the consolidated entity's long term (non-current) liabilities. However, in the meantime, the Company and the consolidated entity remain reliant on equity capital to assist with day to day working capital and the settlement of current liabilities. In addition, the development of the Deflector property will require development funds (estimated to be in the range of $1.5million to $2million, subject to completion of final scoping studies) and the Company will be reliant on equity capital and / or project finance for such funds.

The directors consider that there are reasonable grounds to believe that the Company will continue to operate as a going concern due to the following factors:

a. the cash flow generation, albeit small, from existing mining operations;

b. subsequent to year end and up to the date of this report, the Company has raised $440,000 in new equity capital. The directors have announced plans to raise up to $1.2 million through the issue of new shares (of which $440,000 is a part) and consider that the Company can continue to obtain investor support. In addition, the Company has successfully renegotiated the timing of repayment of a significant liability that was originally due in September 2002, further details of which are reported in note 24; and

c. the directors have been engaged in discussions with equity investors and project financiers for provision of funding to develop the Deflector property. As part of these discussions, the directors have also received positive indications that overseas smelting companies may be interested in funding development of the property in return for ore offtake agreements. With respect to Deflector, the directors are also considering an initiative, which, at a relatively small cost and which, over a relatively short period of time, could enable the Company to generate a cash surplus of approximately $1 million by sale of part of the surface ore.

In the event that sufficient sources of funding, as set out above, do not eventuate, the Company and the consolidated entity may not be able to continue as a going concern. In this case, they may not realise their assets and liabilities in the normal course of business and at the amounts stated in the financial statements.

Notes to the financial statements for the year ended 30 June 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated accounts comprise the accounts of the Company, Menzies Gold Ltd, and all entities controlled by Menzies Gold Ltd from time to time during the year and at balance date.

All inter-company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the consolidated entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

(b) Foreign Currencies

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the transaction date.

At balance date, amounts payable to and by the entities within the consolidated entity that are denominated in foreign currencies have been converted to local currency at rates of exchange ruling at period end. Resulting exchange differences are brought to account in determining the profit or loss for the period.

As the operations of the foreign controlled entities are integrated with the parent entity, the results of those entities are translated at rates current on the date of transactions, except for monetary items which are translated at the rate at balance date. Foreign exchange differences are brought to account in arriving at the result for the period.

(c) Cash and Cash Equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purpose of the statement of cash flows, cash includes:

(i) cash on hand and in at call deposits with banks or financial institutions, net of bank overdrafts; and

(ii) investments in money market instruments.

(d) Receivables

Receivables are recognised and carried at the nominal amount due. The collectibility of debts is assessed at balance date and specific provision is made for any doubtful accounts.

(e) Inventories

Ore stocks, gold in circuit and stores

Ore stocks, gold in circuit and stores are valued at the lower of cost and net realisable value using an average cost method and applying absorption costing. Cost includes expenditure incurred in acquiring and bringing the inventories to their existing condition and location.

(f) Non-Current Investments

Investments are brought to account at cost. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report and the lower of cost and recoverable amount in Menzies Gold Ltd's financial report.

(g) Recoverable Amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed this recoverable amount assets are written down. In determining recoverable amount, the expected net cash flows have not been discounted to their present value.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Plant and Equipment

Plant and equipment are included at cost, and except where stated, are depreciated over their estimated useful lives using the straight line method, or where appropriate, over the estimated life of the mine.

Major depreciation periods are:

Mine specific plant and equipment – life of mine (refer note 1(i))

Head office plant and equipment over periods of 3 to 8 years (2000: 3 to 8 years).

(i) Exploration, Evaluation and Development and Restoration Costs

Costs carried forward

Exploration, evaluation and development expenditure is carried forward in the financial reports, in respect to areas of interest for which the rights of tenure are current and where:

(i) such expenditure is expected to be recouped through successful development and exploitation or sale of the area; or

(ii) exploration and evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations in, or in relation to, the area are continuing.

Exploration expenditure, which no longer satisfies the policy stated above, is written off in the period in which that decision is made.

Mineral properties classified as being in the "Development Phase" are those where the consolidated entity is establishing access to the mineral resource and making preparation for commercial production.

Amortisation

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

Restoration costs

Provision is made for the anticipated cost of restoration and rehabilitation work necessitated by exploration, evaluation, development, construction or production activities and forms part of the costs of the respective phase of operations. Restoration and rehabilitation obligations recognised include costs of reclamation, plant and waste site closure and revegetation of waste dumps. The estimated costs are accrued on a gradual basis over the life of the area of interest, as production occurs and are reassessed annually such that full provision is made by the end of the production life of each area. Estimated costs are undiscounted and are based on current costs and legal requirements.

(j) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payables are normally settled within 30 days.

(k) Employee Entitlements

Provision is made for the Company's liability for wages and salaries, annual leave and long service leave arising from services rendered by employees to the reporting date.

Contributions are made by the consolidated entity to superannuation funds as stipulated by statutory requirements and are charged as expenses when incurred.

(l) Interest-bearing Liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues. Finance lease liability is determined in accordance with the requirements of AASB 1008 “Leases”. (Refer note 1(m).)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

(n) Share Capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(o) Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

Revenue from the sale of minerals and disposal of other assets is recognised when the consolidated entity has passed control of the minerals to the buyer.

(p) Income Tax

The consolidated entity adopts the liability method of tax-effect accounting whereby the income tax expense shown in the statement of financial performance is based on the operating result before income tax adjusted for any permanent differences.

Timing differences, which arise due to the different accounting years in which items of revenue and expense are included in the determination of the operating result before income tax and taxable income are brought to account as either provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the year in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation, the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and the companies within the consolidated entity will continue to comply with the conditions of deductibility imposed by the law.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Earnings per Share

(i) Basic earnings per share is determined by dividing the net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), by the weighted average number of ordinary shares, adjusted for any bonus element.

(ii) Diluted earnings per share is determined by dividing net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and any expenses associated with dividends and interest of dilutive potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) adjusted for any bonus element.

(r) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to the ATO are classified as operating cash flows.

Notes to the financial statements (continued)

2. REVENUE FROM ORDINARY ACTIVITIES

	Consolidated		Parent Entity	
	2002	2001	**2002**	2001
	$	$	**$**	$
Revenues from operating activities				
Revenue from sale of minerals	**2,766,790**	-	-	-
Revenues from non-operating activities				
Interest – other persons/corporations	**41,106**	123,175	**34,150**	121,916
Management fees – controlled entity	**-**	-	**142,091**	-
Proceeds from sale of non-current assets	**5,073**	-	**5,073**	-
Total revenues from non-operating activities	**46,179**	123,175	**181,314**	121,916
Total revenues from ordinary activities	**2,812,969**	123,175	**181,314**	121,916

	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
3. EXPENSES AND LOSSES/(GAINS)				
(a) Expenses				
Depreciation of non-current assets				
Plant and equipment	**4,147**	1,800	**1,799**	1,800
Plant and equipment – under lease	**21,846**	-	**12,465**	-
Mining plant and equipment	**70,946**	-	**-**	-
	96,939	1,800	**14,264**	1,800
Amortisation of non-current assets	**32,655**	-	**-**	-
Total depreciation and amortisation expenses	**129,594**	1,800	**14,264**	1,800
Borrowing costs expensed				
Interest paid – bank loan	**10,118**	-	**-**	-
Interest paid – hire purchase liabilities	**10,808**	-	**5,652**	-
Other	**4,991**	-	**1,567**	-
Total borrowing costs	**25,917**	-	**7,219**	-
Exploration expenditure written off	**11,304**	97,811	**11,304**	97,811
Royalties	**227,548**	-	**-**	-
Operating lease rental	**7,500**	-	**-**	-
(b) Losses / (Gains)				
Translation (gains) / losses arising on monetary assets and liabilities denominated in foreign currencies	**(29,119)**	(34,630)	**17,234**	(67,869)
Profit on disposal of plant and equipment	**(5,073)**	-	**(5,073)**	-
(c) Significant Items				
Loss from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:				
Provision against loans to controlled entities	**-**	-	**1,000,000**	1,552,472
Write-back of provision for closure of Bau operations	**(19,512)**	-	**(74,384)**	-
Provision for closure of Malaysian operations	**-**	250,000	**-**	250,000
Provision against loan to joint venture partner	**-**	453,022	**-**	453,022
Provision against investment in controlled entities	**-**	-	**-**	5,289,493
Provision against investment	**1,001,200**	-	**1,200**	-
Provision against investment in associate	**-**	610,551	**-**	-
Provision against loan to other entity	**-**	250,000	**-**	250,000
Provision / (write-back of provision) against term deposits pledged as security	**(9,846)**	100,000	**(9,846)**	100,000
Diminution / write down in value of exploration properties	**-**	12,927,434	**-**	-
	971,842	14,591,007	**916,970**	7,894,987

	Consolidated		Parent Entity	
	2002	2001	**2002**	2001
	$	$	**$**	$
4. INCOME TAX EXPENSE				
(a) The prima facie tax benefit at 30% (2001: 34%) on loss from ordinary activities is reconciled to the income tax provided in the financial statements as follows:				
Loss from ordinary activities	**1,272,937**	15,699,688	**1,362,459**	8,397,963
Prima facie income tax benefit	**381,881**	5,337,894	**408,738**	2,855,307
Less/(add) tax effect of permanent differences				
Expenditure not deductible	**31,533**	22,589	**27,784**	22,589
Foreign exchange translation (gains) / loss not assessable	**(8,736)**	(11,774)	**5,170**	(23,075)
Exploration expenditure written off	**3,391**	33,256	**3,391**	33,256
Provision / (write-back of provision) for closure of Bau operations	**(5,854)**	85,000	**(22,315)**	85,000
Provision for diminution in value of investment in controlled entity	**-**	-	**-**	1,798,428
Provision for diminution in investment	**300,000**	207,587	**-**	-
Provision against term deposits	**(2,954)**	34,000	**(2,954)**	34,000
Diminution / write down in value of exploration properties	**-**	4,395,328	**-**	-
Provision for non recovery of loans	**-**	237,792	**300,000**	765,632
Total permanent differences	**317,380**	5,003,778	**311,076**	2,715,830
Income tax benefit adjusted for permanent differences	**64,501**	334,116	**97,662**	139,477
Less future income tax benefit not brought to account at reporting date as realisation of the benefit is not regarded as virtually certain	**64,501**	334,116	**97,662**	139,477
Income tax benefit attributable to operating loss	**-**	-	**-**	-
(b) The directors estimate that the potential future income tax benefit at 30 June 2002 at 30% in respect of tax losses not brought to account is	**1,852,133**	1,007,977	**803,030**	715,634

The future income tax benefits stated above will only be obtained if the conditions in Note 1(p) are satisfied.

5. EARNINGS PER SHARE

	2002	2001
	$	$
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:		
Net loss	**(1,272,937)**	(15,699,688)
Adjustments:		
Net loss attributable to outside equity interests	-	(7,832,900)
Loss used in calculating basic and diluted loss per share	**(1,272,937)**	(7,866,788)
	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculation of basic earnings per share	**153,236,121**	130,884,179
Basic loss per share (cents)	**(0.83)**	(6.01)

The Company's potential ordinary shares, being its options granted, are not considered dilutive as the conversion of these options would result in a decrease in the net loss per share.

Subsequent to 30 June 2002, a further 11,000,000 ordinary shares were allotted. Refer note 24.

6. RECEIVABLES

	Consolidated		**Parent Entity**	
	2002	2001	**2002**	2001
	$	$	**$**	$
Current				
Interest receivable	**2,777**	-	**1,729**	-
Income receivable from sale of minerals	**267,532**	-	-	-
Security deposits	**45,000**	120,739	**10,000**	120,741
Diesel fuel rebate	**220,527**	-	-	-
Loan – controlled entity	-	-	**496,876**	-
Loan – other entity	**250,995**	250,000	**250,995**	250,000
Less provision for non recovery – other entity	**(250,000)**	(250,000)	**(250,000)**	(250,000)
Other receivables	**54,941**	42,735	**3,726**	9,602
	591,772	163,474	**513,326**	130,343
Non-current				
Loans - controlled entities	-	-	**1,050,000**	6,740,234
Less provision for non recovery – controlled entities	-	-	-	(5,490,234)
	-	-	**1,050,000**	1,250,000

7. INVENTORIES

	Consolidated 2002 $	Consolidated 2001 $	**Parent Entity 2002 $**	Parent Entity 2001 $
Gold in circuit	**224,171**	-	-	-
Ore stockpile	**288,352**	-	-	-
Fuel at cost	**28,754**	-	-	-
Chemicals at cost	**95,654**	-	-	-
Other	-	1,617	-	-
	636,931	1,617	-	-

Notes to the financial statements (continued)

8. OTHER FINANCIAL ASSETS

	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Shares in other listed corporations	**2,800**	4,000	**2,800**	4,000
Shares in unlisted corporations (Refer note 8(c)(i))	**1,860,551**	-	-	-
Provision for diminution on unlisted shares	**(1,610,551)**	-	-	-
Shares in controlled entities - at cost (Note 8a)	-	-	**3,825,518**	25,222,404
Less provision for diminution in value	-	-	-	(24,680,177)
	252,800	4,000	**3,828,318**	546,227
Investments at equity accounted amount:				
Associated companies – unlisted shares (Note 8c)	-	1,860,551	-	-
Less provision for diminution in value	-	(610,551)	-	-
	-	1,250,000	-	-
Total Investments	**252,800**	1,254,000	**3,828,318**	546,227
Market value of listed shares at balance date	**2,800**	3,600	**2,800**	3,600

(a) Ordinary Shares in Controlled Entities

Name of controlled entity	Place of Incorporation	Equity Interest of the Consolidated Entity 2002 %	Equity Interest of the Consolidated Entity 2001 %	Parent Entity Investment 2002 $	Parent Entity Investment 2001 $
Bedrock Mining Pty Ltd ♦	Australia	-	100	-	2
King Solomon Mines Ltd	Australia	**100**	-	**3,283,293**	-
Menzies Resources Pty Ltd	Australia	**100**	100	**2**	2
Menzies International Ltd (BVI)*	BVI	**100**	100	-	-
BYG Services Sdn Bhd*	Malaysia	-	55	-	-
Menzies Gold SA*	Switzerland	**100**	100	**542,223**	542,223
				3,825,518	542,227

BVI - British Virgin Islands

♦ This company was de-registered during the year.

* Not audited by Ernst & Young Australia

8. OTHER FINANCIAL ASSETS (CONTINUED)

(b) Outside Equity Interests in Controlled Entities

Name of controlled entity	Total Issued and Paid Up Capital		Equity Holding of Outside Interest	
	2002	2001	**2002**	2001
	$	$	**%**	%
BYG Services Sdn Bhd – Ordinary	**N/a**	1,479	**N/a**	45
BYG Services Sdn Bhd – Preference	**N/a**	15,131,907	**N/a**	45

Menzies Gold Ltd withdrew from the Bau Gold Project in Sarawak, Malaysia, in which it had a 55% interest on 30 September 2001. Refer to the Directors' Report "Significant Changes in the State of Affairs." There were no cash transactions arising on the disposal of BYG Services Sdn Bhd.

(c) Interest in Associates

Name of associated company	Ownership interest held by consolidated entity	
	2002	2001
During the year, the Company's shareholding in marketboomer Pty Ltd was diluted to 17.5% and it has ceased to qualify as an associate. Consequently, the equity method of accounting for the investment in marketboomer has been discontinued		
marketboomer Pty Ltd – ordinary shares	**N/a**	20%

(i) Principal activities of associated company

A technology company developing an online business to business e-commerce model for purchasing systems.

	$	$
(ii) Share of associate's losses	**N/a**	(573,071)
(iii) Carrying amount of investment in associate		
Balance at the beginning of the financial year	**1,250,000**	2,433,622
- share of associate's net losses for the financial year	**-**	(573,071)
- provision against value of investment	**(1,000,000)**	(610,551)
Carrying amount of investment at the end of the financial year	**250,000**	1,250,000

The "associate" relationship only existed in the 2000/2001 year

(iv) Share of associate's assets and liabilities		
Current assets	**N/a**	195,807
Non-current assets	**N/a**	97,911
Current liabilities	**N/a**	114,367
Non-current liabilities	**N/a**	-
Net Assets	**N/a**	179,351

9. PLANT AND EQUIPMENT

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Plant and equipment – at cost		**202,189**	562,273	**127,042**	121,082
Less accumulated depreciation		**(122,214)**	(489,765)	**(119,866)**	(118,517)
		79,975	72,508	**7,176**	2,565
Plant and equipment under lease – at cost	9 (a)	**439,559**	-	**149,403**	-
Less accumulated depreciation		**(21,846)**	-	**(12,465)**	-
		417,713	-	**136,938**	-
Mining plant and equipment – at cost		**2,212,289**	-	**-**	-
Less accumulated depreciation		**(70,946)**	-	**-**	-
		2,141,343	-	**-**	-
Total plant and equipment – at cost	9 (b)	**2,854,037**	562,273	**276,445**	121,082
Accumulated depreciation		**(215,006)**	(489,765)	**(132,331)**	(118,517)
Total written down amount		**2,639,031**	72,508	**144,114**	2,565

Reconciliations of the carrying amounts for each class of plant and equipment are set out below:

	Note	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Plant and equipment					
Carrying amount at beginning of year		**72,508**	128,706	**2,565**	4,202
Additions		**21,478**	11,070	**6,410**	2,186
Disposals	9 (c)	**(69,937)**	(3,063)	**-**	(2,023)
Additions through acquisition of entities		**60,073**	-	**-**	-
Depreciation		**(4,147)**	(64,205)	**(1,799)**	(1,800)
Carrying amount at end of year		**79,975**	72,508	**7,176**	2,565
Plant and equipment – under lease					
Carrying amount at beginning of year		**-**	-	**-**	-
Additions		**202,986**	-	**149,403**	-
Additions through acquisition of entities		**236,573**	-	**-**	-
Depreciation		**(21,846)**	-	**(12,465)**	-
Carrying amount at end of year		**417,713**	-	**136,938**	-

9. PLANT AND EQUIPMENT (CONTINUED)

	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Mining plant and equipment				
Carrying amount at beginning of year	-	-	-	-
Additions	**208,112**	-	-	-
Additions through acquisition of entities	**2,004,177**	-	-	-
Depreciation	**(70,946)**	-	-	-
Carrying amount at end of year	**2,141,343**	-	-	-

(a) Assets under lease are pledged as security for the associated lease liabilities.

(b) Included in the balances of plant and equipment are assets over which first mortgages have been granted as security over bank loans. The terms of the first mortgages preclude the assets being sold or being used as security for further mortgages without the permission of the first mortgage holder.

(c) Disposals during the year ended 30 June 2002 were disposals of assets due to the withdrawal from the Bau Project.

10. EXPLORATION, EVALUATION AND DEVELOPMENT EXPENDITURE

	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Exploration, evaluation and development costs carried forward in respect of mining areas of interest				
Pre-production				
- Exploration and evaluation phases				
Balance at 1 July	-	12,000,000	-	-
Exploration expenditure incurred during the year	**145,639**	1,025,245	**11,304**	97,811
Additions through acquisition of entity	**189,665**	-	-	-
Expenditure written off during the year	**(11,304)**	(13,025,245)	**(11,304)**	(97,811)
Balance at 30 June	**324,000**	-	-	-
- Development phase				
Balance at 1 July	-	-	-	-
Additions through acquisition of entity	**5,080,200**	-	-	-
Balance at 30 June	**5,080,200**	-	-	-
	5,404,200	-	-	-
Production				
- Mineral reserves	**331,567**	-	-	-
- Accumulated amortisation	**(32,655)**	-	-	-
	298,912	-	-	-
	5,703,112	-	-	-

Notes to the financial statements (continued)

Menzies Gold Ltd withdrew from the Bau Gold Project in Sarawak, Malaysia, in which it had a 55% interest on 30 September 2001. The Company does not retain any legal or beneficial interest in the Bau Project. All capitalised exploration expenditure in relation to the Bau Project was written down to nil value at 30 June 2001. There were no cash transactions arising as a result of the withdrawal.

		Consolidated		Parent Entity	
		2002	2001	**2002**	2001
		$	$	**$**	$
11. PAYABLES					
Current					
Trade creditors		**2,141,965**	97,027	**343,235**	126,507
Other creditors	11 (a)	**1,800,000**	-	**1,800,000**	-
		3,941,965	97,027	**2,143,235**	126,507
Non-current					
Loan – controlled entity		**-**	-	**496,827**	-
		-	-	**496,827**	-

(a) Consideration for the acquisition of KSM payable on 16 September 2002 ($1,800,000). Menzies must pay at least $900,000 in cash but the remaining $900,000 may be settled in any combination of cash and shares. The number of shares to be issued will be determined by reference to the weighted average price of Menzies shares traded on ASX in the five trading days before election. Refer to Note 24 for further details.

12. INTEREST - BEARING LIABILITIES

Current					
Hire purchase liability	12 (a)	**119,357**	-	**20,177**	-
Bank loan (secured)	12 (b)	**153,935**	-	**-**	-
Other creditors	12 (c)	**608,000**	-	**-**	-
		881,292	-	**20,177**	-
Non-Current					
Hire purchase liability	12 (a)	**330,923**	-	**134,943**	-
Bank loan (secured)	12 (b)	**268,404**	-	**-**	-
Unsecured – other loans related parties		**1,704,165**	-	**-**	-
		2,303,492	-	**134,943**	-
Aggregate amounts payable to related parties:					
- director	12 (d)	**413,000**	-	**-**	-
- director-related entity	12 (d)	**1,291,165**	-	**-**	-
		1,704,165	-	**-**	-

(a) secured lease liability – finance lease. Finance leases have an average less term of 3 years. Assets under lease are pledgec as security for the associated lease liabilities.

(b) the bank loan is repayable monthly with final instalments due in January 2005. The effective interest rate is 8.69%. The loan is secured against various plant and equipment. Also a fixed and floating charge has been granted by King Solomor Mines Ltd over the whole of its assets and undertaking.

12. INTEREST - BEARING LIABILITIES (CONTINUED)

(c) An amount of $583,000 plus interest is payable to Gullewa Ltd by 30 June 2003, with respect to the acquisition of a number of mineral licenses comprising the Murchison Project. If the payment is not made by 30 June 2003, Gullewa has the right to buy back the Deflector lease, M59/442 for $25,000. In addition, if the payment is not made by 31 December 2002, royalty payable to Gullewa increases from 1% of revenue to 2.5% of revenue with effect from 1 January 2003. Gullewa has priority rights over the Deflector Lease M59/442 and can register a mortgage over it until such time as the $583,000 liability is settled.

(d) the director and director-related entity loans are repayable from cashflow arising out of production. Interest is payable at 5% and in the event the loans have not been repaid at any earlier date, the loans are due and payable by 20 March 2004. Refer to note 23.

13. PROVISIONS

		Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Provision for annual leave		**28,670**	-	-	-
Provision for closure of Malaysian operations	(a)	-	250,000	-	250,000
		28,670	250,000	-	250,000

(a) The Company issued a notice of withdrawal from the Bau Project in Malaysia in August 2001. The provision for closure reflected additional funds spent on the project since the 30 June 2001 balance date as well as an estimate of funds required to be expended to effect an orderly closure of the project's activities.

14. CONTRIBUTED EQUITY

(a) **Issued and paid up capital**

	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Ordinary shares fully paid	**55,034,388**	53,476,096	**55,034,388**	53,476,096

(b) **Movements in shares on issue**

		2002 Number of Shares	2002 $	2001 Number of Shares	2001 $
Beginning of the financial year		**130,884,179**	**53,476,096**	130,884,179	53,476,096
Issued during the year:					
- placement issue of shares at 2.5 cents each		**13,000,000**	**325,000**	-	-
- acquisition of King Solomon Mines Ltd	(i)	**61,664,648**	**1,233,292**	-	-
End of the financial year		**205,548,827**	**55,034,388**	130,884,179	53,476,096

(i) On 20 March 2002, 61,664,648 ordinary shares were issued as part consideration in acquiring 100% of the share capital of KSM. The value placed on the issue is $0.02 per share.

Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Notes to the financial statements (continued)

15. SHARE OPTIONS

	Expiry Date	Exercise Price	2002	2001
Options at the beginning of the financial year	30-Sep-03	30 cents	**4,650,000**	4,650,000
Options at the beginning of the financial year	31-Mar-05	20 cents	**7,000,000**	7,000,000
Options at the beginning of the financial year	30-Apr-05	20 cents	**7,750,000**	4,000,000
			19,400,000	15,650,000
Movements / New Issues				
Options issued for the purpose of corporate and business promotion of Menzies Gold Ltd and the marketboomer B2B e-commerce model in Europe	30-Apr-05	20 cents	-	3,750,000
Options cancelled during the year	30-Sep-03	30 cents	**(900,000)**	-
Free attaching options issued pursuant to the prospectus dated 23 January 2002	31-Mar-07	4 cents	**6,500,000**	-
Options issued as partial consideration for the acquisition of 100% of the share capital of King Solomon Mines Ltd	31-Mar-07	4 cents	**19,375,000**	-
			24,975,000	3,750,000
End of Period Position				
Options at the end of the financial year	30-Sep-03	30 cents	**3,750,000**	4,650,000
Options at the end of the financial year	31-Mar-05	20 cents	**7,000,000**	7,000,000
Options at the end of the financial year	30-Apr-05	20 cents	**7,750,000**	7,750,000
Options at the end of the financial year	31-Mar-07	4 cents	**25,875,000**	
			44,375,000	19,400,000

All new issues of options during the year were at nil consideration.

16. RESERVES AND ACCUMULATED LOSSES

	CONSOLIDATED		PARENT ENTITY	
	2002	2001	**2002**	2001
	$	$	**$**	$
(a) Reserves				
General reserve	**1,012**	1,012	-	-
	1,012	1,012	-	-
(b) Accumulated Losses				
Balance at the beginning of the year	**50,813,264**	42,946,476	**50,880,160**	42,482,197
Net loss attributable to members of Menzies Gold Ltd	**1,272,937**	7,866,788	**1,362,459**	8,397,963
Balance at end of year	**52,086,201**	50,813,264	**52,242,619**	50,880,160

17. OUTSIDE EQUITY INTERESTS

Outside equity interests in controlled entities comprise:				
Interest in retained profits / (losses)	-	(7,391,628)	-	-
Interest in share capital	-	6,810,024	-	-
Interest in reserves	-	626,499	-	-
Total outside equity interests	-	44,895	-	-
Reconciliation of outside equity interest in controlled entities:				
Opening balance	**44,895**	7,424,772	-	-
Add increase in share capital	-	453,023	-	-
Less share of loss	-	(7,832,900)	-	-
Adjustment on loss of control over Malaysian subsidiary	**(44,895)**	-	-	-
	-	44,895	-	-

Notes to the financial statements (continued)

18. CAPITAL COMMITMENTS

(a) Mineral Tenements Expenditure Commitments

(i) Australia

In order to maintain current rights of tenure to Western Australian mining tenements not the subject of farm in agreements, the consolidated entity will be required to outlay approximately $442,000 on an annual basis to meet minimum expenditure requirements of the Department of Minerals and Energy in Western Australia for future years.

The Company can reduce the above expenditure commitment by relinquishing tenements, joint ventures and farmins, outright sale and by application to the Department of Minerals and Energy.

(ii) Malaysia

Menzies Gold Ltd withdrew from the Bau Gold Project in Sarawak, Malaysia on 30 September 2001. Consequently, Menzies Gold Ltd has no future commitments in respect of the Bau Project.

(b) Farm In Agreements

Menzies has a joint venture agreement with Thundelarra Exploration Ltd and Central West Gold NL on the Rothsay Project. Under the terms of the agreement Menzies may earn an interest of up to 65% in the Rothsay Project by taking the Project to final feasibility. Stage One of the joint venture agreement required funding to be shared 50/50 between Menzies and Thundelarra. Stage One is complete and subsequent to year end $200,000 has been spent between the two parties. If Menzies makes the election to proceed to Stage Two, Menzies must fund the Project to completion of a Final Feasibility Study. Thundelarra will be free carried by Menzies during the Stage Two program.

		Consolidated		Parent Entity	
		2002	2001	**2002**	2001
		$	$	**$**	$
(c) Hire purchase commitments					
Commitments in relation to hire purchase are payable as follows:					
Not later than one year		**153,690**	-	**33,380**	-
Later than one year and not later than five years		**367,501**	-	**156,504**	-
Minimum hire purchase payments		**521,191**	-	**189,884**	-
Less: future finance charges		**(70,911)**	-	**(34,764)**	-
Provided for in financial statements		**450,280**	-	**155,120**	-
Representing hire purchase liabilities					
Current	12	**119,357**	-	**20,177**	-
Non-current	12	**330,923**	-	**134,943**	-
		450,280	-	**155,120**	-

The Company enters into hire purchase agreements to acquire the use of mining plant and equipment.

	Consolidated 2002	Consolidated 2001	Parent 2002	Parent 2001
(d) Lease expenditure commitments				
Operating leases (non-cancellable)				
Minimum lease payments				
- not later than one year	**20,917**	-	-	-

This commitment represents payments due for leased premises.

19. CONTINGENT LIABILITIES

The parent entity has $10,000 (2001: $120,739) in cash deposits, which are pledged as security against exploration work commitments.

20. (a) RECONCILIATION OF NET CASH OUTFLOWS FROM OPERATING ACTIVITIES TO OPERATING LOSS AFTER INCOME TAX

	CONSOLIDATED		PARENT ENTITY	
	Inflows (Outflows) 2002 $	Inflows (Outflows) 2001 $	**Inflows (Outflows) 2002 $**	Inflows (Outflows) 2001 $
Operating loss after income tax	**(1,272,937)**	(15,699,688)	**(1,362,459)**	(8,397,963)
Loss / (Profit) on sale of plant and equipment	**(5,073)**	2,023	**(5,073)**	2,023
Depreciation and amortisation	**129,594**	1,800	**14,264**	1,800
Foreign currency (gains) / losses	**(29,119)**	(34,630)	**17,234**	(67,869)
Write-back of provision for closure of Bau operations	**(19,512)**	-	**(74,384)**	-
Provision for non-recovery of loans	-	250,000	-	1,794,330
Provision against term deposits pledged as security	-	100,000	-	100,000
Provision against loan to joint venture party	-	453,022	-	453,022
Exploration expenditure written off or provided against	**11,304**	13,025,245	**11,304**	-
Diminution in value of investments	**1,001,200**	610,551	**1,001,200**	5,289,493
Share of losses of associate	-	573,071	-	-
Cash flows included in operating loss attributable to financing and investing activities:				
Provision for non-recovery of loans	-	250,000	-	250,000
Change in operating assets and liabilities:				
Increase/(decrease) in current creditors, borrowings and provisions	**534,748**	(3,440)	**(92,363)**	23,227
(Increase)/decrease in exploration and development expenditure	**(281,463)**	(1,030,187)	-	-
(Increase)/decrease in inventories	**(234,866)**	9,384	-	-
(Increase)/decrease in current receivables	**(319,260)**	(7,457)	**3,152**	5,363
NET CASH OUTFLOWS FROM OPERATING ACTIVITIES	**(485,384)**	(1,500,306)	**(487,125)**	(546,574)

20. (b) RECONCILIATION OF CASH

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the balance sheet as follows:

Cash at bank	**280,972**	1,561,962	**51,193**	1,043,308

20. (c) FINANCING FACILITIES AVAILABLE

Bank loans

The consolidated entity has access to finance facilities through a bank loan (equipment loan) with a limit of $422,339 (2001: $Nil). As at 30 June 2002 this facility was fully drawn.

Notes to the financial statements (continued)

20. (d) NON-CASH FINANCING AND INVESTING ACTIVITIES

Finance Lease Transactions

During the financial year the consolidated entity acquired plant and equipment with an aggregate fair value of $202,986 (2001: Nil) by means of hire purchase.

20. (e) ACQUISITION OF CONTROLLED ENTITY

On 20 March 2002, Menzies Gold Ltd acquired 100% of the share capital of King Solomon Mines Ltd, an unlisted public company. The components of the acquisition cost were:

Consideration	$
- shares issued	1,233,293
- cash / shares deferred	1,800,000
- acquisition costs	250,000
	3,283,293

Net Assets of King Solomon Mines Ltd at 20 March 2002

Assets at fair value	
- cash	73,185
- receivables	218,782
- inventories	112,096
- ore stockpiles	288,352
- property, plant & equipment	2,300,823
- mineral tenements and development properties	5,269,865
Liabilities	
- trade creditors / provisions	(1,510,190)
- loans – related parties	(2,752,316)
- bank loan	(457,628)
- hire purchase liabilities	(259,676)
	3,283,293

Net cash effect	
Cash consideration paid	-
Cash included in net assets acquired	73,185
Cash received on acquisition of controlled entity reflected in statement of cash flows	73,185

Notes to the financial statements (continued)

21. AUDITORS' REMUNERATION

	Consolidated		Parent Entity	
	2002	2001	**2002**	2001
	$	$	**$**	$
Amounts received or due and receivable by Ernst & Young for:				
- an audit or review of the financial reports of the entity and any other entity in the consolidated entity	**25,000**	13,200	**25,000**	13,200
- legal services provided by a related practice of Ernst & Young to the entity and any other entity in the consolidated entity	**-**	30,000	**-**	30,000
Amounts received or due and receivable by auditors other than Ernst & Young for:				
- an audit or review of the financial statements of subsidiary entities	**8,175**	20,997	**-**	-

22. DIRECTORS' AND EXECUTIVES' REMUNERATION

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$	$	**$**	$
(a) Remuneration of directors				
Income paid or payable, or otherwise made available to all directors of the consolidated entity from corporations of which they are directors or related bodies corporate or entities controlled by the parent entity.	**264,065**	455,708		
Income paid or payable, or otherwise made available to all directors of Menzies Gold Ltd from that company and related bodies corporate.			**264,065**	344,065
The number of directors of Menzies Gold Ltd whose remuneration from the parent entity or related bodies falls within the following bands are as follows:			**No.**	No.
$0 - $9,999			**4**	2
$20,000 - $29,999			**-**	1
$30,000 - $39,999			**1**	-
$50,000 - $59,999			**1**	-
$130,000 - $139,999			**-**	1
$150,000 - $159,999			**1**	-
$180,000 - $189,999			**-**	1

Notes to the financial statements (continued)

22. DIRECTORS' AND EXECUTIVES' REMUNERATION (CONTINUED)

(b) Remuneration of executives

	Consolidated Entity		Parent Entity	
	2002	2001	**2002**	2001
	$	$	**$**	$
Amounts received or due and receivable by executive officers (including executive directors) of the consolidated entity whose remuneration is $100,000 or more from all entities in the consolidated entity	**158,805**	428,208		
Amounts received or due and receivable by executive officers (including executive directors) of the parent entity whose remuneration is $100,000 or more from all entities in the consolidated entity			**158,805**	316,565
The number of executives whose income was within the following bands:	**No.**	No.	**No.**	No.
$110,000 - $119,999	**-**	1	**-**	-
$130,000 - $139,999	**-**	1	**-**	1
$150,000 - $159,999	**1**	-	**1**	-
$180,000 - $189,999	**-**	1	**-**	1

23. RELATED PARTY TRANSACTIONS

Directors

The names of persons who were directors of Menzies Gold Ltd at any time during the financial year are P A Ingram, S B Bremen, R G Anderson, J Bloemraad, G Bloemraad (as alternate to J Bloemraad), W Ulrich, G Burkhardt and M Atkins.

Ultimate parent

Menzies Gold Ltd is the ultimate parent entity.

Wholly owned group transactions

Loans have been made to wholly owned entities at no interest charge and no set repayment date (refer Note 7).

Director transactions

Directors' shareholdings

	2002	2001
Shares and share options acquired from the entity during the year:	**No.**	No.
Ordinary shares (see note 14)	**37,078,356**	-
Ordinary share options (see note 15)	**11,650,000**	-
Shares and share options held at end of the year:		
Ordinary shares	**37,397,356**	524,000
Ordinary share options	**16,050,000**	10,400,000

Notes to the financial statements (continued)

23. RELATED PARTY TRANSACTIONS

Movements in directors' equity holdings

R G Anderson and S B Bremen and their spouses were shareholders of KSM. The ordinary shares and options acquired from the entity, 35,009,606 and 2,068,750 shares respectively and 11,000,000 options and 650,000 options respectively, were part consideration for acquisition of 100% of the share capital of KSM.

Loans

A loan from R G Anderson of $413,000 is repayable from cashflow arising out of production. Interest is payable at 5% and in the event the loan has not been repaid at an earlier date, the loan is due and payable by 20 March 2004.

Balances due to directors included in accounts payable

R G Anderson and S B Bremen are entitled to $309,676 and $13,935 respectively, as final consideration for the acquisition of 100% of the share capital of KSM. Menzies may elect to settle half the consideration by issue of shares or a combination of cash and shares, then the cash paid as stated above will be varied. Refer to notes 11(a) and 24.

Director-related entity transactions

Loans

A loan from Tronte Holdings Pty Ltd (of which Mr R G Anderson is a director) of $1,291,165 is repayable from cashflow arising out of production. Interest is payable at 5% and in the event the loan has not been repaid at an earlier date, the loan is due and payable by 20 March 2004.

Balances due to director-related entities included in accounts payable

$758,711 is owing to director-related entities, as final consideration for the acquisition of 100% of the share capital of KSM. Menzies may elect to settle half the cash consideration by issue of shares or a combination of cash and shares, then the cash paid as stated above will be varied. Refer note 11(a) and 24.

Purchases

KSM, during the period it was a controlled entity, purchased $38,850 of plant and equipment from Megavale Nominees Pty Ltd (of which Mr R G Anderson is a director). The purchases were made under normal commercial terms and conditions. $1,950 was also paid to Megavale Nominees Pty Ltd for office rental and $14,550 for plant and equipment rental.

KSM, during the period it was a controlled entity, purchased $154,946 of plant and equipment from Tronte Holdings Pty Ltd (of which Mr R G Anderson is a director).

Services

$27,463 was paid to Tronte Holdings Pty Ltd (of which Mr R G Anderson is a director) for the provision of accounting and office administration.

Remuneration of $30,474 was paid to employees of KSM, who are relatives of Mr R G Anderson and Mr S B Bremen.

24. SIGNIFICANT EVENTS AFTER THE BALANCE DATE

On 16 September 2002, Menzies Gold Ltd made the election to settle the liability of $1.8 million to the vendors of its wholly owned subsidiary, KSM by an issue of 18,947,368 shares at an issue price of 4.75 cents per share to settle $900,000 with the remaining $900,000 payable in cash (the shares are to be allotted and issued on or around 31 October 2002). It has also secured agreement for the deferral of part of the remaining $900,000 liability, which is payable in cash. An amount of $272,323 was paid on 16 September 2002 and the remainder is payable in two instalments of $317,999 in December 2002 and $309,678 in March 2003. The deferred instalments will be subject to interest at the rate of 12% per annum.

On 26 September 2002, Menzies Gold Ltd allotted 11 million ordinary shares at 4 cents each, raising $440,000. The directors have announced plans to raise up to $1.2 million through the issue of new shares (of which $440,000 is a part).

25. SEGMENT INFORMATION

The consolidated entity operates predominantly in one business segment in one geographical location. The operations of the consolidated entity consist of gold and other mineral exploration, mining and exploitation within Western Australia. Menzies' also has an investment of $250,000 in the business to business e-commerce company, marketboomer Pty Ltd.

	Consolidated		**Parent Entity**	
	2002	2001	**2002**	2001
	$	$	**$**	$
26. AMOUNTS RECEIVABLE AND PAYABLE DENOMINATED IN FOREIGN CURRENCIES				
Exposures on items not effectively hedged				
Amounts receivable - current, not effectively hedged				
Ringgit	**-**	47,854	**-**	162
Swiss Francs	**80,579**	507,215	**3,395**	3,126
Amounts payable - current, not effectively hedged				
Ringgit	**-**	19,480	**-**	-
Swiss Francs	**-**	40,541	**-**	-
Amounts payable – non-current, not effectively hedged				
Swiss Francs	**-**	-	**496,827**	-

27. FINANCIAL INSTRUMENTS

(a) Terms, conditions and accounting policies

The consolidated entity's accounting policies, including the terms and conditions of each class of financial asset, financial liability and equity instrument at the balance date are as follows:

Recognised Financial Instruments	Notes	Accounting Policies	Terms and Conditions
(i) Financial assets			
Receivables - trade	6	Trade receivables are carried at nominal amounts due less any provision for doubtful debts	Credit sales are on 30 day terms
Listed shares	8	Listed shares are carried at the lower of cost or recoverable amount	
(ii) Financial liabilities			
Trade creditors and accruals	11	Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity	Trade liabilities are normally settled on 30 day terms
Hire purchase liability	12	The Company capitalises assets on hire purchase and records a liability for the future hire purchase instalments	The liability is secured by a charge over the assets subject to hire purchase
(iii) Equity			
Ordinary shares	14	Ordinary share capital is recognised at the fair value of the consideration received by the Company	The Company is authorised to issue an unlimited number of ordinary shares, subject to compliance with the Corporations Act and ASX listing rules. Details of shares issued and the terms and conditions of options outstanding over ordinary shares at balance date are set out in Notes 14 and 15.

All Financial Instruments are recognised in the financial reports.

27. FINANCIAL INSTRUMENTS (CONTINUED)

(b) Interest Rate Risk

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is as follows:

2002

Financial Instruments	Floating Interest Rate ($)	Non-Interest Bearing ($)	Total Carrying Amount as per the Financial Statements ($)	Weighted Average Effective Interest Rate
(i) Financial Assets				
Cash	200,751	27,223	227,974	3.80%
Term deposits	63,000	-	63,000	2.61%
Receivables – trade	-	581,872	581,872	-
Listed shares	-	2,800	2,800	-
Unlisted shares	-	250,000	250,000	-
Total financial assets	**263,751**	**861,895**	**1,125,646**	
(ii) Financial Liabilities				
Trade creditors and accruals	-	2,141,965	2,141,965	-
Hire purchase liability	450,280	-	450,280	8.24%
Bank loan	422,339	-	422,339	8.69%
Payables – related parties	1,704,165	-	1,704,165	5.00%
Deferred cash settlement for subsidiary acquired *	-	1,800,000	1,800,000	-
Deferred royalty	608,000	-	608,000	8.00%
Total financial liabilities	**3,184,784**	**3,941,965**	**7,126,749**	

* Subsequent to year-end, the terms of settlement have changed and $627,677 of this liability is subject to interest at 12%.

2001

Financial Instruments	Floating Interest Rate ($)	Non-Interest Bearing ($)	Total Carrying Amount as per the Financial Statements ($)	Weighted Average Effective Interest Rate
(i) Financial Assets				
Cash	1,533,793	28,169	1,561,962	4.90%
Term deposits	120,739	-	120,739	4.52%
Receivables – trade	-	42,735	42,735	-
Listed shares	-	4,000	4,000	-
Total financial assets	**1,654,532**	**74,904**	**1,729,436**	
(ii) Financial Liabilities				
Trade creditors and accruals	-	97,027	97,027	-
Total financial liabilities	**-**	**97,027**	**97,027**	

27. FINANCIAL INSTRUMENTS (CONTINUED)

(c) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the consolidated entity's maximum exposure to credit risk.

(d) Concentrations of Credit Risk

As the consolidated entity was exclusively involved in exploration during the year, there is currently very little credit risk. The risk is considered immaterial to the operations of the consolidated entity.

(e) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1.

Directors' Declaration

In the opinion of the directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors



P A Ingram
DIRECTOR

Dated at Perth this 27th day of September, 2002.

ERNST & YOUNG

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

INDEPENDENT AUDIT REPORT

To the members of Menzies Gold Limited

Scope

We have audited the financial report of Menzies Gold Limited for the financial year ended 30 June 2002, as set out on pages 19 to 47, including the Directors' Declaration. The financial report includes the financial statements of Menzies Gold Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Menzies Gold Limited is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Inherent Uncertainty Regarding Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters disclosed in Note 1 to the financial statements, there is significant uncertainty whether Menzies Gold Limited and the consolidated entity will be able to continue as going concerns and therefore realise assets and extinguish liabilities in the normal course of business at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability or classification of recorded asset amounts, or to the amounts or classification of liabilities, that might be necessary should the company and consolidated entity not be able to continue as going concerns.

Ernst & Young

V W Tidy

Partner
Perth
Date: 27 September 2002

Shareholder Information

The shareholder information set out below was applicable as at 20 September 2002.

A Fully Paid Ordinary Shares

1 (a) The distribution of shareholders is as follows:

Category of Holding	Number
1 - 1,000 shares	117
1,001 - 5,000 shares	243
5,001 - 10,000 shares	165
10,001 - 100,000 shares	467
100,001 shares and over	106
	1,098

(b) There were 545 shareholders with less than a marketable parcel of ordinary shares.

2 The top twenty shareholders of the Company are as follows:

Shareholders	Number of Shares	% Issued Capital
ANZ Nominees Limited	48,947,546	23.813
Cameco Gold Inc	22,886,850	11.134
Jevport Pty Ltd	21,217,943	10.322
Zero Nominees Ltd	11,440,000	5.565
National Nominees Limited	10,685,153	5.198
Mr Robert Graham Anderson	10,608,972	5.161
Mr Phillip Jones	6,365,383	3.096
Nefco Nominees Pty Ltd	4,578,000	2.227
Roxtel Pty Ltd	4,000,000	1.946
Mr Jeffrey Charles Hogan	3,182,691	1.548
Mrs Angela Mary Anderson	3,182,691	1.548
Gladioli Enterprises Sdn Bhd	2,500,000	1.216
Westpac Custodian Nominees Limited	1,936,000	0.941
Mr R C & Mrs K A McCormick	1,591,346	0.774
Mrs Barbara Lynne Bremen	1,591,346	0.774
Ms Theresa Mary Baumert	1,591,346	0.774
Ms Barbara Jean Anita Anderson	1,591,346	0.774
Ms N W Pin & Ms R J Sexton	1,291,346	0.628
Mr R Helms & Ms M Neighbours	1,156,337	0.562
Mr David Lee Evans	981,453	0.477
	161,325,749	78.478

On 20 September 2002, the Company had 205,548,827 fully paid ordinary shares on issue.

3 There are three substantial shareholders in the Company as disclosed in the substantial shareholding notices given to the Company. They are:

- Cameco Gold Inc with an entitlement to 22,886,850 ordinary shares (11.13%).
- Jevport Pty Ltd with an entitlement to 21,217,973 ordinary shares (10.32%).
- Mr Robert Graham Anderson with an entitlement to 10,608,972 (5.16%)

Additional Shareholder Information (continued)

4 There are 31,826,915 ordinary shares and 10,000,000 options expiring 31 March 2007, exercisable at 4 cents, subject to escrow. The escrow period ends 2 May 2003.

5 Voting Rights

On a show of hands every member present in person or by proxy shall have one vote and upon a poll each share shall have one vote.

B Options

(i) 30 September 2003 Options (Unquoted)

There are 3,750,000 options each to subscribe for one fully paid ordinary share and exercisable at $0.30 each on or before 30 September 2003. There are 10 holders of this class of option, and the optionholders with a greater than 20% interest in this class are:

Paul Ingram	1,250,000
Gerard Burkhardt	1,250,000

(ii) 31 March 2005 Options (Unquoted)

There are 7,000,000 options each to subscribe for one fully paid ordinary share and exercisable at $0.20 each on or before 31 March 2005. There are 5 holders of this class of option, and the optionholders with a greater than 20% interest in this class are:

Michael Atkins	1,500,000
Zero Nominees Pty Ltd	2,750,000

(iii) 30 April 2005 Options (Unquoted)

There are 7,750,000 options each to subscribe for one fully paid ordinary share and exercisable at $0.20 each on or before 30 April 2005. There are 5 holders of this class of option, and the optionholders with a greater than 20% interest in this class are:

Blackmort Nominees Pty Ltd	4,000,000
Zero Nominees Pty Ltd	2,200,000

(iv) 31 March 2007 Options (Unquoted)

There are 25,875,000 options each to subscribe for one fully paid ordinary share and exercisable at $0.04 each on or before 31 March 2007. There are 34 holders of this class of option, and the optionholder with a greater than 20% interest in this class is:

Jevport Pty Ltd	6,666,667

American Depository Receipts (ADRs)

ADRs, whose underlying asset is shares in Menzies Gold Ltd are issued and traded in USA. The ADR depository agent who issues ADRs in respect of Menzies Gold Ltd and maintains the register of ADR holders is Deutsche Bank AG, New York Branch.

Audit Committee

An audit committee of the Board of Directors has not been constituted as, in the opinion of the Board, the Company's size, complexity of activities and the dominance of non-executives on the Board does not warrant an audit committee.

The Company has the following mineral interests as at 30 June 2002:

Tenement	Name / Prospect	Holder
M59/49 (200ha)	New Phoenix - King Solomon Christmas Gift New Phoenix	KSM
M59/507	Monarch	KSM
M59/133 (see note below)	Brandy Hill	Julia Corporation Ltd
M59/522	Tailings Dam	KSM
M59/132	Shannadoah	KSM
M59/294	Waste Dumps	KSM
M59/335	Michaelangelo	KSM
M59/336	Michaelangelo ext	KSM
M59/391	Rocksteady	KSM
M59/392		KSM
M59/68	Golden Stream	KSM
M59/356		KSM
M59/442	Deflector	KSM
M59/531	Kaolin Deposit	KSM
M59/394	Prince George	KSM
M59/530		KSM
E59/877		KSM
L59/049		KSM
L59/050		KSM
L59/035		KSM
L59/24 (see note below)	Rothsay Licenses	Central West Gold NL
M59/39 (see note below)	Rothsay Licenses	Central West Gold NL
M59/40 (see note below)	Rothsay Licenses	Central West Gold NL

Notes:

M59/133 - KSM acquired the right to mine the Brandy Hill ore bodies in consideration for the payment of a royalty of $2.50 per tonne of ore milled to Julia Corporation Ltd.

L59/24, M59/39 and M59/40 – These licenses are the subject of a Farmin and Joint Venture Agreement between Menzies, Thundelarra Exploration Ltd and Central West Gold NL.